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For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I *Initial Listing Report*

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
Cboe BZX Exchange, Inc.
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
See Attached.
3. Class of New Derivative Securities Product:
See Attached.
4. Name of Underlying Instrument:
See Attached.
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
See Attached.
6. Ticker Symbol(s) of New Derivative Securities Product:
See Attached.
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades: See Attached.
8. Settlement Methodology of New Derivative Securities Product:
Trades Locked in at Exchange and settled at NSCC.
9. Position Limits of New Derivative Securities Product (if applicable):
Not Applicable.

SEC Mail Processing
MAY 20 2019
Washington, DC

19003638

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form:
Anders Franzon

Title:
SVP, Deputy General Counsel

Telephone Number:
913-815-7154

Manual Signature of Official Responsible for Form:

Date:
May 17, 2019

Securities and Exchange Commission
Trading and Markets
MAY 21 2019
RECEIVED

Act	Securities Exchange Act of 1934
Section	19b-4
Rule	19b-4(e)
Public Availability:	MAY 20 2019

ATTACHMENT TO FORM 19b-4(e)
FOR NEW DERIVATIVE SECURITIES PRODUCTS ("NDSPs") TRADED ON CBOE BZX EXCHANGE, INC. COMMENCING ON MAY 13, 2019

(6) Ticker Symbol	(2) Type of Issuer of NDSP	(3) Class of NDSP	(4) Name of Underlying Instrument	(7) Market(s) upon Which Securities Comprising Underlying Instrument Trades	(5) Broad or Narrow
ATMP	Corp	Index Linked Notes	CIBC Atlas Select MLP Index	World	Narrow
IMLP	Corp	Index Linked Notes	S&P MLP Index	U.S.	Narrow
RODI	Corp	Index Linked Notes	Return on Disability US LargeCap ETN Total Return USD Index	U.S.	Narrow
WIL	Corp	Index Linked Notes	Barclays Women in Leadership Total Return USD Index	U.S.	Narrow
XVZ	Corp	Index Linked Notes	S&P 500® Dynamic VIX Futures Total Return Index	U.S.	Narrow
VQT	Corp	Index Linked Notes	S&P 500® Dynamic VEQTOR Total Return Index	U.S.	Narrow
STPP	Corp	Index Linked Notes	Barclays US Treasury 2Y/10Y Yield Curve Index	U.S.	Narrow
FLAT	Corp	Index Linked Notes	Barclays US Treasury 2Y/10Y Yield Curve Index	U.S.	Narrow
DTUL	Corp	Index Linked Notes	Barclays 2Y US Treasury Futures Targeted Exposure Index	U.S.	Narrow
DTUS	Corp	Index Linked Notes	Barclays 2Y US Treasury Futures Targeted Exposure Index	U.S.	Narrow

ATTACHMENT TO FORM 19b-4(e)
FOR NEW DERIVATIVE SECURITIES PRODUCTS ("NDSPs") TRADED ON CBOE BZX EXCHANGE, INC. COMMENCING ON MAY 13, 2019

(6) Ticker Symbol	(2) Type of Issuer of NDSP	(3) Class of NDSP	(4) Name of Underlying Instrument	(7) Market(s) upon Which Securities Comprising Underlying Instrument Trades	(5) Broad or Narrow
DFVL	Corp	Index Linked Notes	Barclays 5Y US Treasury Futures Targeted Exposure Index	U.S.	Narrow
DFVS	Corp	Index Linked Notes	Barclays 5Y US Treasury Futures Targeted Exposure Index	U.S.	Narrow
DTYL	Corp	Index Linked Notes	Barclays 10Y US Treasury Futures Targeted Exposure Index	U.S.	Narrow
DTYS	Corp	Index Linked Notes	Barclays 10Y US Treasury Futures Targeted Exposure Index	U.S.	Narrow
DLBS	Corp	Index Linked Notes	Barclays Long Bond US Treasury Futures Targeted Exposure Index	World	Narrow
TAPR	Corp	Index Linked Notes	Barclays Inverse US Treasury Futures Composite Index	U.S.	Narrow

Cboe

May 17, 2019

SEC Mail Processing
MAY 20 2019
Washington, DC

Ms. Claudette Ransom
Mail Stop 6628
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Form 19b-4(e) – Cboe BZX Exchange, Inc.

Ms. Ransom,

On behalf of Cboe BZX Exchange, Inc., enclosed please find one (1) executed Form 19b-4(e) and 9 copies. The enclosed Form 19b-4(e) contains information regarding sixteen (16) derivative securities products that commenced trading on Cboe BZX Exchange on May 13, 2019. Please contact me if you have any questions in connection with this matter.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel
913.815.7154